SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. ____________)*

                       Hungarian Telephone and Cable Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   4455421030
                                 (CUSIP Number)


     Postabank es Takarekpenztar Rt.                     with a copy to:
           H-1920                                     George R. Shockey Jr.
     Jozsef nador ter 1.                         Stroock & Stroock & Lavan LLP
      Budapest, Hungary                                 180 Maiden Lane
 Attention: Chief Executive Officer             New York, New York 10038-4982


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 6 Pages)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

------------------------------                   ------------------------------
CUSIP No.     4455421030             13D         Page   2  of 6 Pages
------------------------------                   ------------------------------
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  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Postabank es Takarekpenztar Rt.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) /  /
                                                      (b) /  /

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

     BK
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                        /  /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Hungary
-------------------------------------------------------------------------------
     NUMBER OF              7        SOLE VOTING POWER
      SHARES                         2,428,572 shares of Common Stock.
     BENEFICIALLY
      OWNED BY
       EACH
     REPORTING
   PERSON WITH           ------------------------------------------------------
                            8        SHARED VOTING POWER
                         ------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     2,428,572 shares of Common Stock.
                         ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,428,572 shares of Common Stock.
-------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%
-------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     BK
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          The securities to which this statement relates are shares of common stock, par value US$ 0.001 per share (the "Common Stock") of Hungarian Telephone and Cable Corp. (the "Company"). The principal executive office of the Company is located at 100 First Stamford Place, Stamford, Connecticut 06902.

          The reporting person is filing this Schedule 13D because of its agreement to acquire, and subsequent acquisition of, shares of Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) Postabank es Takarekpenztar Rt., a company limited by shares organized under the laws of the Republic of Hungary (the "Bank").

          (b) H-1920, Jozsef nador ter 3., Budapest, Hungary (address of principal business and principal office).

          (c) Commercial banking.

          (d) and (e) The Bank has not, within the last five years, been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The funds for the purchase of the Common Stock was provided out of the general funds of the Bank. The Bank paid to the Company US$ 34,000,000 for the Common Stock.

ITEM 4.   PURPOSE OF TRANSACTIONS.

          The Common Stock was acquired for investment purposes in connection with a restructuring of outstanding obligations of the Company and its subsidiaries to the Bank. The Bank intends to review on a continuing basis its investment in the Company and the Company's business, prospects and financial condition. Based on such continuing reviews, alternative investment opportunities available to the Bank and all other factors deemed relevant (including, without limitation the market for and price of Common Stock, offers for shares of the Common Stock, applicable transfer restrictions, general economic conditions and other future developments), the Bank may decide to sell or seek the sale of all or part of the Common Stock or increase its holdings of the Common Stock.

          As part of the restructuring of the outstanding obligations of the Company and its subsidiaries to the Bank, the Bank, Tele Danmark AS ("Tele Danmark"), Citizens Utilities Company ("Citizens") and Danish Investment Fund (the "Fund") invested US$ 74 million in Common Stock. In addition the Bank purchased US$ 25 million aggregate proposed amount of the Company's Floating Rate Unsecured Notes due 2007 (the "Unsecured Notes") with Warrants to purchase 2,500,000 shares of Common Stock (the "Warrants"). The Company used such funds
(i) to make capital contributions to its subsidiaries which in turn used such contributions to repay in part the outstanding obligations of such subsidiaries to the Bank and (ii) to settle the Company's cash payment obligations to Citizens. The remaining balance of such obligations of the Company's subsidiaries to the Bank were repaid with the proceeds of a new bridge loan from the Bank in the aggregate principal amount of US$ 138 million. It is expected that the bridge loan will be refinanced within one year.

          Pursuant to the Agreement (as defined in Item 6), the Bank has the right to have one (1) nominee included on the Board of Director's slate of nominees to stand for election to the Board of Directors of the Company. The Bank has determined not to exercise such right at present, but may do so in the future.

          The issuance of the Common Stock to the Bank, together the investments by Tele Danmark, Citizens and the Fund, constitute a material change in the capitalization of the Company. If the Warrants are exercised, in whole or in part, there could be a material change in the capitalization of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUES.

          (a) Based on information provided by the Company, the Company has 11,981,579 shares of Common Stock outstanding.

          The Bank owns 2,428,572 shares of Common Stock constituting 20.3 % of the Common Stock.

          The Bank has sole voting and investment power with respect to the Common Stock and Warrants.

          (b) See the answer to Item 5 (a).

          (c) Other than the transactions described herein, no transactions by the Bank required to be reported by this Item have taken place in the last sixty
(60) days.

          (d) The stockholders of the Bank may receive dividends when and if declared by the General Meeting (i.e. shareholders meeting) of the Bank. The stockholders of the Bank do not have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Warrants.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to a Securities Purchase Agreement dated May 11, 1999 (the "Agreement") between the Company and the Bank, the Bank agreed to purchase and purchased, subject to the conditions set forth therein, (i) 2,428,572 shares of Common Stock and (ii) US$ 25,000,000 aggregate principal amount of Unsecured Notes with Warrants to purchase 2,500,000 shares of Common Stock.

          The Bank may not dispose of any shares of Common Stock until the earlier of (i) the repayment of the bridge loan referred to in Item 4 from the Bank to subsidiaries of the Company and (ii) March 31, 2000. Following April 1, 2000, the Bank may dispose of up to 25 % of its shares of Common Stock in any twelve month period. The Company has a right of first refusal with respect to the disposition of the Bank's Common Stock until January 1, 2003. All restrictions on the Bank's ability to dispose of Common Stock will expire on January 1, 2003.

          The Warrants are not exercisable until January 1, 2004. The Warrants are not transferable without the consent of the Company until January 1, 2004. The Warrants are subject to cancellation in whole or in part upon repayment of a proportionate amount of the Unsecured Notes and the payment to the holders of canceled Warrants of an amount equal to 7.5 % of the principal amount of the Unsecured Notes repaid or 5.0 % of the principal amount of the Unsecured Notes repaid if cancellation occurs before September 30, 1999.

          The Warrants expire on March 31, 2007. The exercise price is US$ 10.00 per share.

          The Warrants contain anti-dilution provisions and a prohibition against issuing warrants, options, rights or other obligations or securities convertible into or exchangeable for Common Stock with an exercise price, conversion price or exchange price per share less than the then current exercise price of the Warrants, subject to certain exceptions.

ITEM 7.   MATERIAL FILED AS EXHIBITS

          1. Securities Purchase Agreement dated May 11, 1999.

          2. Warrant

          3. Unsecured Note due 2007

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999.


                                      POSTABANK ES TAKAREKPENZTAR RT.


                                      By: /s/ Henrik Auth
                                         ---------------------------
                                      Name:  Henrik Auth
                                      Title: Chief Executive Officer

                                      By: /s/ Laslo Urban
                                         ----------------------------
                                      Name:  Laslo Urban
                                      Title: Deputy Chief Executive Officer